Exhibit 99.82

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Intermap Technologies Corporation

We, KPMG LLP, consent to the use of:

●	our report dated March 31, 2025 on the consolidated financial statements of Intermap Technologies Corporation (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, the consolidated statements of income (loss) and other comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information; and

●	our report dated April 2, 2024 on the consolidated financial statements of the Entity, which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2022, the consolidated statements of loss and other comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended and notes to the consolidated financial statements, including a summary of material accounting policy information each of which is included in the Registration Statement on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

April 30, 2025